David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

April 9, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Johnny Gharib
Jeffrey Riedler
Jennifer Riegel

Re:	Rigel Pharmaceuticals, Inc.
Schedule 14A
March 30, 2012
File No. 000-29889

Ladies and Gentlemen:

On behalf of Rigel Pharmaceuticals, Inc. (“Rigel” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 6, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed on March 30, 2012. In addition to filing via EDGAR, we are sending a copy of this letter in the traditional non-EDGAR format to the Staff.

The numbering of the paragraph below corresponds to the numbering in the letter. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

1.                    We note that you are seeking to increase the numbers of authorized shares of common stock from 100 million shares to 200 million shares. Please revised your disclosure to specify whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any shares that will be newly available. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

In response to the Staff’s comment, the Company respectfully advises the Staff that it currently has no plans, arrangements or understandings, written or oral, to issue any shares that will be newly available and proposes to add disclosure in the Definitive Proxy Statement on Schedule 14A to be filed with the Commission to include the following disclosure: “At present, the Board of Directors has no immediate plans, arrangements or understandings to issue the additional shares of common stock. However, it desires to have the shares available to provide additional flexibility to use its common stock for business and financial purposes in the future as well to have sufficient shares available to provide appropriate equity incentives for our employees. The additional shares may be used for various purposes without further stockholder approval. These purposes may include raising capital; providing equity incentives to employees, officers, directors, consultants and/or advisors; establishing strategic relationships with other companies; and expanding our business through the acquisition of other businesses, products or technologies.”

*    *    *

In addition, in response to the Staff’s comment letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp
David Peinsipp

cc:	Dolly Vance, Rigel Pharmaceuticals, Inc.
Jim Diehl, Rigel Pharmaceuticals, Inc.